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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                  Commission File Number 1-9594

                           NOTIFICATION OF LATE FILING

     (Check One):  [X]  Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q
[ ] Form N-SAR

For Period Ended:  June 30, 1995
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[ ] Transition Report on Form 10-K      [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F      [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
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     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ----------------------
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                         PART I.  REGISTRANT INFORMATION

Full name of registrant  UNIONFED FINANCIAL CORPORATION
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Former name if applicable

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Address of principal executive office (STREET AND NUMBER)

1055 West Seventh Street, Suite 100
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City, State and Zip Code  Los Angeles, California 90017
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                        PART II.  RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                              PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)


     Additional time is needed to complete the Company's financial statements due to the large volume of accounting transactions in the fourth quarter of fiscal 1995 resulting from the sale by the Company's subsidiary, Union Federal Bank, of substantially all of its assets and liabilities in several transactions, a recent move of the Company's headquarters and accounting records and the need to finalize valuation information relating to the Company's remaining classified loan and real estate assets.

                           PART IV.  OTHER INFORMATION

     (1) Name and telephone number of person to contract in regard to this notification.

          Ronald M. Griffith, Esq.           (213)          688-8417
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          (Name)                             (Area code)    (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        [X] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [X] Yes  [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     During the fourth quarter of fiscal 1995, the Company's subsidiary Union Federal Bank (the "Bank") completed a series of transactions to comply with an Office of Thrift Supervision directive to engage in a sale, merger or recapitalization transaction. These transactions included the sale of approximately $136 million in book value of classified loan and real estate assets to third party purchasers and the sale of 13 retail banking offices and approximately $820 million of related deposit liabilities to Glendale Federal Bank. Net losses on these transactions and operating losses will cause the Company's losses during its 1995 fiscal year and fourth quarter thereof to exceed the Company's losses of $26.5 million and $9.8 million, respectively, during the comparable fiscal 1994 periods.

     In May 1995, the Company estimated that the Bank's net worth would be $2 million or less following these fourth quarter transactions. The actual net worth of the Bank at June 30, 1995 will not be ascertained until completion of the Company's fiscal year end financial statements and will depend principally upon available valuation information relating to the Company's classified loan and real estate assets, which aggregated approximately $27 million at fiscal year end. Since the Bank's total assets, approximately $37 million at June 30, 1995, exceeded anticipated asset levels, the resulting ratio to regulatory capital will cause the Bank to not be deemed "adequately capitalized" for regulatory capital classification purposes at that date. The Bank's regulatory capital ratios and classification status will depend upon the results of completion of the fiscal year end audit, expected on or before October 13, 1995.

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                         UNIONFED FINANCIAL CORPORATION
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  September 28, 1995             By /s/ Ronald M. Griffith
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                                        Ronald M. Griffith
                                        Senior Vice President, General Counsel
                                          and Corporate Secretary




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